SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)1

Campbell Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

134422609

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)

       Rule 13d-1(c)

      Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 134422609	13G	Page 2 of 7 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 25,330,162*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 25,330,162*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
25,330,162*
*The reporting person owns 18,095,775 shares of common stock of the issuer, and warrants exercisable to acquire an additional 7,234,387 shares of common stock. The warrants are not exercisable if, as a result of an exercise, the holder would then become a beneficial owner of more than 20% of the issuer’s issued and outstanding common shares.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9)
7.0554%**
**The percentages used herein are calculated based upon 351,781,677 outstanding shares as of April 16, 2007, plus 7,234,387 common shares in aggregate underlying convertible securities which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 134422609	13G	Page 3 of 7 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William Philip Seymour Richards
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 398,750*
	(6)	Shared Voting Power 25,330,162*
	(7)	Sole Dispositive Power 398,750*
	(8)	Shared Dispositive Power 25,330,162*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
25,728,912*
*The reporting person owns 357,500 shares of common stock of the issuer, and warrants exercisable to acquire an additional 41,250 shares of common stock and has voting and dispositive control over an additional 18,095,775 common shares and warrants exercisable to acquire an additional 7,234,387 shares of common stock, beneficially owned by RAB Special Situations (Master) Fund Limited. The warrants are not exercisable if, as a result of an exercise, the holder would then become a beneficial owner of more than 20% of the issuer’s issued and outstanding common shares.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9)
7.1657%**
**The percentages used herein are calculated based upon 351,781,677 outstanding shares as of April 16, 2007, plus 7,275,637 common shares in aggregate underlying convertible securities which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 134422609	13G	Page 4 of 7 Pages

Item 1 (a)	Name of Issuer:
Starfield Resources Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
1155 rue University, Suite 1405 Montreal, Quebec H3B 3A7 Canada Toronto, Ontario M5H 3P5 Canada
Item 2 (a)	Name of Person Filing: i) RAB Special Situations (Master) Fund Limited (ii) William Philip Seymour Richards
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
i) RAB Special Situations (Master) Fund Limited
       P.O. Box 908 GT
       Walker House Mary Street
       George Town, Cayman Islands

ii)   William Philip Seymour Richards
       c/o RAB Capital
       No. 1 Adam Street
       London W2CN 6LE
United Kingdom
Item 2 (c)	Citizenship: i) Cayman Islands ii) United Kingdom
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
134422609
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under Section 15 of the Act.
	(b)	Bank as defined in Section 3(a)(6) of the Act.
	(c)	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	Investment company registered under Section 8 of the Investment Company Act.
	(e)	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 134422609	13G	Page 5 of 7 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A

CUSIP No. 134422609	13G	Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008 (Date)

RAB Special Situations (Master) Fund Limited
by Fraser McGee and Jake Leavesley

Authorised signatories for RAB Capital plc
for and on behalf of
RAB Special Situations (Master) Fund Limited

/s/ Fraser McGee
(Signature)

/s/ Jake Leavesley
(Signature)

February 13, 2008 (Date)

/s/ William Philip Seymour Richards William Philip Seymour Richards

CUSIP No. 134422609	13G	Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Ocean Power Technologies, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

        The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

February 13, 2008 (Date)

RAB Special Situations (Master) Fund Limited
by Fraser McGee and Jake Leavesley

Authorised signatories for RAB Capital plc
for and on behalf of
RAB Special Situations (Master) Fund Limited

/s/ Fraser McGee
(Signature)

/s/ Jake Leavesley
(Signature)

February 13, 2008 (Date)

/s/ William Philip Seymour Richards William Philip Seymour Richards